UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clearday, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184791 101

(CUSIP Number)

James T. Walesa, 8800 Village Drive, Suite 106, San Antonio, TX 78217 (210) 451-0839

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184791 101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Walesa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,861,389
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,861,389
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,861,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 184791 101	13D	Page 3 of 4 Pages

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on September 10, 2021, as amended by Amendment No. 1 filed by the reporting person with the SEC on December 9, 2021. This amendment amends the disclosures provided in a prior cover page as set forth above. This Amendment No. 2 also amends Item 4 of the Original Schedule 13D, as amended, and Item 5 of the Original Schedule 13D, as amended, in each case, as set forth below.

Item 4. Purpose of Transaction.

Additional shares of common stock of the issuer (“Common Stock”) were purchased as conversion of accrued debt or other cash obligations owed by the Company to the reporting person of an aggregate amount of $1,000,000 and additional shares of Common Stock issued as equity-based compensation in an aggregate amount of $200,000 in lieu of cash compensation of such amount during 2022. The shares were issued at a price per share of 0.67551, which is greater than the 20 day volume average price per share or the closing price per share as of December 31, 2022 (which closing price was $0.56). The reporting person has agreed to provide price protection for the Company. In the event that the Company enters into a transaction or agreement that is material to the Company during January 2023 (a “Specified Transaction”) and the closing price per share of Common Stock, on the first full trading day after the disclosure of such Specified Transaction by the Company, is greater than the Issuance Price, then the Issuance Price will be adjusted to such greater price. To effect such adjustment, Walesa will promptly transfer and assign shares of Common Stock to the Company.

Item 5. Purpose of Transaction.

Share and percentage of the beneficial ownership of the common stock of the issuer is based on the following:

(1) Ownership of 3,053,827 shares of the common stock of the issuer, plus

(2) Ownership of the following convertible securities that may be exchanged for shares of common stock of the issuer:

(3.1) 681,972 shares of Series F Preferred Stock (including shares issuable as dividend or payment in kind), which security is the Issuer’s 6.75% Series F Cumulative Convertible Preferred Stock, par value $0.001 per share. No exercise price is payable. Shares of this security may be exchanged for shares of common stock at a ratio of 1 share of preferred stock to 2.384656 shares of common stock. There is no expiration date for such conversion right.

(3.2) Ownership of 242,412 shares of common stock of the Issuer that may be purchased upon the exercise of warrants at a price per share of $5.00.

(3.3) $1,009,743 aggregate investment (including accrual of dividends that are payable in kind) of 10.25% Series I Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Clearday Care Preferred”), issued by AIU Alternative Care, Inc., a Delaware corporation and a subsidiary of the Issuer; and

(3.3) $214,952 aggregate investment of units of limited partnership interests (“Clearday OZ LP Interests”) (including accrual of distributions that are payable in kind) issued by Clearday OZ Fund LP, a Delaware limited partnership that is a subsidiary of the issuer.

The Clearday Care Preferred and Clearday OZ LP Interests may be exchanged by the holder of such securities for shares of common stock of the issuer at a price per share that is equal to 80% of the 20 day weighted average price per share of such common stock. The computation of the beneficial ownership of the common stock of the issuer is based on a price per share that is equal to $10.00. The actual number of shares of common stock that may be acquired will change based on the market price of the shares of the common stock of the issuer.

The percentage interest of the reporting person is based on the total outstanding shares of common stock after giving effect to the additional issuance of shares of common stock to the reporting person and the conversion or exchange in full of the Series F Preferred Stock, Clearday Care Preferred and Clearday OZ LP Interests outstanding as of December 30, 2022, including payment in kind of accrued dividends or distributions of such securities of 58,691,421: Common Stock: 20,794,045; Common Stock equivalents of Series F Preferred Stock: 12,062,038; Common Stock equivalents of Clearday Care Preferred: 10,005,567; Common Stock equivalents of Clearday OZ LP Interests: 15,829,772

CUSIP No. 184791 101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James T. Walesa
James T. Walesa